

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2011

Douglas A. Johns, Esq.
Momentive Performance Materials Holdings LLC
180 East Broad Street
Columbus, Ohio 43215

> **Re: Momentive Performance Materials Holdings LLC**
> **Registration Statement on Form S-1**
> **Filed April 21, 2011**
> **File No. 333-172938**
> **Momentive Performance Materials, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-Q for the Period Ended April 3, 2011**
> **Filed May 13, 2011**
> **File No. 333-146093**
> **Momentive Specialty Materials, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for the Period Ended March 31, 2011**
> **Filed May 13, 2011**
> **File No. 001-00071**

Dear Mr. Johns:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that in connection with the consummation with this offering, you will convert from a limited liability company to a corporation. It is not clear when you intend to form the corporation and whether it will be in existence prior to the effective date of the

registration statement. As such, please clarify whether this is to take place after the effectiveness of the registration but prior to the close of the IPO. If so, explain why the LLC entity is the appropriate registrant and how the signatures on the registration statement currently comply with Section 6 of the Securities Act and Instruction 1 to Form S-l, which requires that the filing be signed by the issuer and the designated representatives. If you believe the signatures in the current format conform to the requirements of the statute and form, notwithstanding the fact that the issuer of the securities is not yet in existence, explain the basis of this belief in your response.

2. Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas upon which we have not previously commented.

3. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A of Regulation C, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover page. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A, including the number of shares offered.

4. Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by FINRA.

5. Please file all omitted exhibits, including the legality opinion and underwriting agreement. Please note that you will need to allow time for our review once you file the exhibits.

6. Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your prospectus.

<u>Table of Contents, page i</u>

7. We note the statements in the last sentence of the paragraph in bold print. Your statement does not appear to be consistent with your disclosure obligations. Please revise to clarify that the prospectus will be updated to the extent required by law and acknowledge that you are responsible for updating the prospectus to contain all material information.

Non-GAAP Financial Information, page ii

8. You indicate that the adjusted EBITDA of MSC and the Combined Adjusted EBITDA of MPM each include $50 million of anticipated savings from the shared services agreement described in the prospectus. Please address the appropriateness of including anticipated savings in your Non-GAAP financial measures of Adjusted EBITDA and Combined Adjusted EBITDA of MPM. In this regard, we note your risk factor disclosures on page 26 which indicates that you may be unable to achieve these cost savings.

9. On pages iii and 16, you disclose that Pro forma Segment EBITDA represents EBITDA adjusted to exclude certain non-cash, certain non-recurring expenses and discontinued operations adjusted for the effects of the Momentive Combination as if it had occurred on January 1, 2010. With regards to your exclusion of certain non-recurring expenses, please tell us what consideration you gave to Compliance and Disclosures Interpretation 102.03 which is available on our website at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Prospectus cover page

10. In your amendment, please revise the prospectus cover page to provide the name(s) of the lead or managing underwriter(s) and an identification of the nature of the underwriting arrangements. See Item 501(b)(8) of Regulation S-K.

Prospectus Summary, page 1

11. Please balance the disclosure in this section by briefly discussing such things as your indebtedness and the susceptibility of your company to external economic and political trends. To the extent that you continue to cite competitive strengths in your summary, please review each one and revise as necessary to provide appropriate balancing information.

Our Company, page 1

12. Here and throughout your filing, you appear to give more prominence to your pro forma results than your actual U.S. GAAP results. For example, on pages 2-4, 17, and 25, you discuss pro forma results without mentioning your U.S. GAAP results. In addition, in your MD&A, you discuss your pro forma results before discussing your historical U.S. GAAP results. Please revise your filing to give more prominence to your U.S. GAAP results or discuss your pro forma results in addition to discussing your U.S. GAAP results.

Summary Historical and Unaudited Pro Forma and Other Financial Data, page 13

13. Please revise your summary historical information and your columnar presentations within MD&A so that it reads consistently from left to right in the same chronological order as your historical financial statements. Refer to SAB Topic 11:E.

14. In Note (3) on page 15, you indicate that your pro forma as adjusted weighted average shares outstanding for basic and diluted includes shares of common stock offered in this offering. On page 40, you disclose that you intend to use the net proceeds from this offering for general corporate purposes. Common shares whose proceeds will be used for general corporate purposes should not be used in computing pro forma earnings per share. You may present "additional" earnings per share data reflecting the issuance of all shares if you consider this information meaningful. Please tell us and revise your disclosure to clarify why you believe this information is meaningful. You should address the fact that it appears the inclusion of these shares will be anti-dilutive.

Risk Factors, page 17

15. You are required to disclose the most significant factors that make your offering speculative or risky. See Item 503(c) of Regulation S-K. Please delete the second and third sentences of the italicized introductory paragraph.

Environmental obligations and liabilities could have a significant negative impact . . . , page 20

16. Please revise the second paragraph to quantify the costs you have incurred in connection with complying with environmental, health and safety laws and regulations.

17. Please revise the third paragraph to disclose whether you believe the costs and potential penalties associated with the investigation of your Waterford, New York facility may have a material adverse impact on your business.

We depend on certain of our key executives and our ability to attract and retain qualified employees, page 28

18. Because this risk factor appears applicable to any company or industry, please delete it or revise to explain the specific risks to you from the loss of your key personnel or inability to attract or retain qualified employees.

Selected Historical Financial Data, page 45

19. You disclose that two periods are combined to account for your year ended December 31, 2006 and is considered a non-US GAAP presentation. Identifying such information as non-GAAP is not sufficient. Given that your selected financial data should be on the same accounting basis as your historical financial statement, please remove this combined presentation from your selected historical financial data.

Unaudited Pro Forma Financial Data, page 48

20. You indicate that the February 2011 MPM Agreement has been deemed immaterial to the unaudited pro forma balance sheet. Please revise your disclosures to address the impact on this agreement on your pro forma statement of operation. In this regard, we note your disclosure on page F-28 that the agreement increased the interest rates for the term loans.

21. You indicate that the pending coats and composites divestiture is not considered a significant divestiture. Please supplementally provide support for this conclusion.

22. Please show precisely how you arrived at each adjustment amount with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. For example for adjustments 2(a) and (b), please show the calculation used to arrive at the depreciation adjustment amounts. This should include the specific asset categories the adjustment relates to and the corresponding useful lives.

23. Please disclose in the footnote to adjustment 3(e) how you computed the amount of the adjustment to your income taxes, including your assumed tax rate.

24. We have the following comments regarding your pro forma earnings per share information:

- Provide the calculations used to determined your earnings per share;
- Include a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS;
- Disclose any shares not included for anti-dilution reasons. Refer to ASC 260-10-50-1c; and
- Tell us what consideration you gave to including accretion of dividends on committed preferred units as if the commitment occurred on January 1, 2010 and presenting pro forma net loss attributable to common shareholders.

25. We note that on October 1, 2010, at the time of closing of the Momentive Combination, the commitment by Apollo to purchase $200 million in preferred units of MSC Holdings and warrants to purchase common units of MSC Holdings was amended to become a commitment to purchase preferred units and warrants to purchase common units of Momentive Holdco. Tell us what consideration you gave to reflecting the issuance of these preferred units and warrants in your pro forma financial statements. In this regard, we note that the warrants are subject to customary anti-dilution protection, including for unit splits, reclassifications, non-cash distributions, equity issuances below fair market value and business combination transactions, the accounting for which may impact your financial statements. Refer to ASC 815-10-65-3 and Example 17 found in ASC 815-40-55-42.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Supplemental Pro Forma Results of Operations, page 58

26. You currently present pro forma financial information for fiscal 2008. Please revise your filings to remove the pro forma information for fiscal 2008 pursuant to Rule 11-2(c)(2) of Regulation S-X. Note, however, we would not object to a presentation of pro forma revenues and pro forma cost of revenues for fiscal 2008.

27. Please address the pro forma comments above in your supplemental pro forma results of operations, where applicable.

Historical Results of Operations, page 62

28. Please expand/revise your discussion under results of operations for all periods to:

- Provide a more robust explanation for the changes in line items within your statements of income. For example, you disclosed that as a percentage of sales, gross profit decreased 2%, which was partially driven by lower overall gross margins within the fourth quarter results of MSC Holdings. This was partially offset by higher factory leverage, savings from restructuring and cost actions and deflation in energy related costs. However, you have not provided any explanations as to the extent of each factor identified or how these factors resulted in a decrease in gross profit as a percentage of sales. Please also provide a robust discussion of cost of sales as well gross margins in order to help explain the change in gross profit;
- Quantify the reasons for the changes in your operating expenses from period-to-period. For example, you indicate that the increase in selling, general and administrative expenses in 2010 was due primarily to higher compensation costs, as well as the acquisition of MSC Holdings, which had an impact of $96 million. However, you have not quantified the impact of your compensation costs. You also indicate that in 2009, selling, general and administrative expenses decreased compared to 2008 primarily due to the positive impacts of productivity programs and other costs savings initiatives without further quantification;
- Provide a more robust explanation for the change in your effective tax rate from period to period. You disclose that the change in primarily due to the geographic mix of foreign earnings, which includes a decrease in pre-tax income and the release of a valuation allowance in certain foreign jurisdiction with further quantification or explanation as to why these events occurred. In addition, we note your rate reconciliation on page F-52 identifies foreign tax rate differential, branch account effect and foreign source income subject to taxation. These items should be fully explained; and
- Provide a more robust explanation for the changes in your segment EBITDA and gross profit. Please also quantify the business reasons for changes in your segment EBITDA and gross profit. For example, you disclosed that segment

EBITDA increased due to volume increases discussed above, as well as continued focus on providing more high-value specialty products to your customers versus lower-margin commoditized or core products without any explanation why these events occurred and without any quantification.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

29. It appears that your results of operations and liquidity could be materially impacted by commodity price changes primarily related to raw material purchases (phenol, methanol, urea, acetone, propylene and chlorine) and natural gas, which you attempt to minimize using financial instruments. Please expand your discussion to specifically quantify and discuss the impact of these financial instruments on cost of sales as well as liquidity for each period presented, if material. Please address the specific underlying reasons such instruments impacted each year by the amounts disclosed. For example, if there are increases in certain commodity prices which have impacted your results of operations, you should discuss why the increase was not offset by your derivative contracts, which may be due to your positions being too small relative to raw material needs. You should also discuss any cases in which your strategies and assumptions resulted in adverse impacts.

Liquidity and Capital Resources, page 71

30. In your liquidity and capital resources, please discuss any restrictions on your ability to declare dividends and the impact on your liquidity, financial condition and results of operations. Please provide the disclosures required by Rule 4-08(e) of Regulation S-X.

31. Given your foreign operations, please enhance your liquidity disclosure to address the following:
   • Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of December 31, 2010; and
   • Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Operating Activities, page 74

32. Cash flows provided by operating activities were $383.0 million for the year ended December 31, 2010 compared to $27.0 million for the year ended December 31, 2009.

However, you have merely listed the components that impacted your cash flows from operations. Please expand this disclosure to also discuss the underlying reasons for changes in these components, with specific discussions for accounts receivable, inventories, accounts and drafts payable and other liabilities. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Critical Accounting Estimates

Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets, page 81

33. Please expand your disclosures regarding your impairment of long-lived assets by addressing the following:

- Please disclose how you group long-lived assets for purposes of considering whether an impairment exists. Refer to ASC 360-10-35-23 through 25;
- To the extent that any of these assets or asset groups or have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders' equity, please provide the following disclosures related to those assets or asset groups:
  - o The percentage by which the undiscounted cash flows exceed the carrying value;
  - o The carrying value of these assets;
  - o A description of the assumptions that drive the undiscounted cash flows;
  - o A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and
  - o A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

34. Please expand your disclosures regarding your impairment of goodwill by addressing the following:

- With reference to ASC 350-20-35-33 through 38, clarify how you determined your reporting units;

- For your reporting units that were not acquired as a result of the Momentive Combination, you indicate that the fair value of each of those reporting units exceeded the carrying amount of assets and liabilities assigned to each unit. To the extent that any of these reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:
  - Identify the reporting unit;
  - The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
  - The amount of goodwill;
  - A description of the assumptions that drive the estimated fair value;
  - A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions;
  - A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Business, page 87

35. Throughout this section, please revise your disclosure to specify the source and manner for measuring each statement you make regarding your "leading" market position. We note that you base many of these statements on management's 'belief."

Industry, page 89

36. We note your statement in the last sentence that you expect that certain segments of the thermosetting resins industry will grow at rates substantially faster than global GDP. Please revise your disclosure to state the basis for this expectation.

Competitive Strengths, page 90

37. Please revise the second full paragraph on page 91 to explain the advantage of a "continuous-flow" manufacturing process facility.

38. Please tell us what consideration you have given to filing the consent of The Freedonia Group for the reference to this firm and its reports under the caption "Competitive Strengths" in the prospectus.

Raw Materials, page 100

39. We note your disclosure in the second paragraph that there are only a limited number of suppliers of silicon metal in certain geographic areas. Please disclose the suppliers of the

silicon metal you use for your silicones business and indicate whether you have long-term contracts with these suppliers.

Determining Compensation for our Named Executive Officers, page 120

40. Please provide more information about the awarding of Messrs. Morrison and Carter their discretionary bonuses. Refer to Items 402(b)(2)(vi), (ix) and (x) of Regulation S-K.

Certain Relationships and Related Party Transactions

Apollo Notes Registration Rights Agreements, page 141

41. You indicate that the registration rights agreement requires each of MPM and MSC, as applicable, to file a registration statement with respect to the notes it issued to Apollo. Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your notes. Refer to FASB ASC 825-20-50-1.

Material U.S. Federal Tax Consequences for Non-U.S. Holders . . . , page 165

Recently Enacted Legislation Affecting Taxation of our Common Stock . . . , page 167

42. Please disclose the name and/or bill number of the legislation you discuss in this section.

Consolidated Financial Statements of Momentive Performance Materials Holdings LLC Statements

General

43. Please note the updating requirements of Rule 3-12 of Regulation S-X.

44. Please disclose the amount of comprehensive income for non-controlling interest and Momentive Performance Materials Holdings LLC on the face of your financial statements. Please refer to ASC Topic 810-10-50-1A.

1. Background and Basis of Presentation

Basis of Presentation, page F-6

45. You indicate that the Momentive Combination does not qualify as a transaction between entities under common control, and therefore, has been accounted for as an acquisition under the guidance for accounting for business combinations. Please tell us how you determined that the Momentive Combination did not qualify as a transaction between entities under common control. In this regard, we note your disclosure on page 89 that prior to October 1, 2010, each of MPM and MSC were controlled by Apollo. Please

identify each entity involved in the Momentive Combination and clarify each respective ownership structure. In addition, please identify who the original owners are and when such ownership was obtained. Please also identify any related parties that are common to each entity involved in the Momentive Combination and disclose the relationship between these related parties, if applicable. Please cite the accounting literature used to support your conclusion.

3. Momentive Combination, page F-12

46. You indicate that the amount of consideration exchanged was determined based on the value of the controlling ownership interest of MSC Holdings as of the transaction date. We have the following comments in this regard.

    - Tell us why you did not use the acquisition-date fair value of the Momentive Holdco's equity interests exchanged, including the stock options and restricted units issued, in connection with the Momentive Combination, to determine the consideration exchanged. Refer to 805-30-30-7.
    - Notwithstanding the above bullet, we note that the value of the controlling ownership interest of MSC Holdings was determined by analysis of comparable public companies, recent transactions involving comparable entities, discounted present value of MSC Holdings projected cash flows and the proportionate interest in the newly formed Momentive Holdco. Please provide us with a summary of the results of the different valuation methods as well as the underlying significant assumptions that you used to determine the fair value of the controlling interest in MSC Holdings. Please also tell us how you weighted the results of each valuation method. Please disclose the range of values you arrived at in your analysis and your basis for choosing the value of $454.0 million. Please tell us what consideration you gave to identifying this fair value analysis as a critical accounting policy.

47. Please disclose the amount of acquisition-related costs, the amount recognized as an expense, and the line item or items in the income statement in which those expenses are recognized. Please also disclose the amount of issuance costs not recognized as an expense and how they were recognized. Refer to ASC 805-10-50-2f.

48. We note that you have assigned weighted average useful lives of 14 years to MSM's technology and 16 years to MSM's customer relationships. Please expand your disclosure to provide the range of useful lives for both technology and customer relationships. With reference to ASC 350-20-35-1 through 3, please provide support for these useful lives.

8. Fair Value and Financial Instruments

Recurring Fair Value Measurements, page F-21

49. You disclose that you use quoted market prices whenever available and when quoted market prices are not available, you use standard pricing models with market-based inputs. Please a discussion of changes in your valuation techniques, if any, during the period. Refer to ASC 820-10-50-2(c)(3).

50. For all cash flow hedges, please disclose the amount of gains or losses that are included in accumulated other comprehensive income at the reporting date that is expected to be reclassified into earnings within the next 12 months. Refer to ASC 815-30-50-1C.

12. Commitment and Contingencies

Other Legal Matters, page F-36

51. Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of ASC 450 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. Please disclose the range of possible loss or additional loss or state that such a loss cannot be estimated. Please tell us whether you assessed the materiality of your contingencies independent of insurance recoveries. Refer to ASC 450-20-50 and SAB Topic 5:Y.

Note 14. Deficit, page F-47

52. Please disclose the number of units outstanding prior to the Momentive Combination, the number of units issued to effect the 38.55 exchange for units of MPM and the number of units issued for the acquisition of MSC.

Note 15. Stock Option Plans and Stock Based Compensation, page F-48

General

53. Provide herein, or in your critical accounting policies section, a description of how you estimated the fair value of your units, including a comprehensive discussion of the significant underlying factors and assumptions used in determining the fair value of your units. Indicate whether the determination of the fair value of your units was performed contemporaneously or retrospectively with the equity issuances. Please note that once you have determined your estimated IPO price, you must expand your discussion to address each significant factor contributing to the difference between the fair value of your units at the most recent grant date and the estimated IPO price. Refer to Section 501.14 of the Financial Reporting Codification for additional guidance.

2010 Modifications, page F-49

54. We note that you remeasured the fair value of (i) the MPM purchase units converted into Momentive Holdco units, (ii) the purchase units in MSC Holdings converted into units in Momentive Holdco and (iii) the restricted MSC Holdings LLC unit awards converted into restrictive Momentive Holdco units. Please provide us the underlying assumptions and calculations used to determine the remeasured fair value and how such remeasurement resulted in additional compensation expense of $2 million. You should also explain how you determined that no incremental compensation expense was required for the modification of options that contained an investor internal rate of return target to include a cash-on-cash return condition.

17. Segment Information, page F-54

55. You disclose that your business segments are based on the products that you offer and the markets that you serve. You also disclose that you had three primary reportable segments: Silicone and Quartz, Epoxy and Phenolic Resins and Forest Products Resins and Other. Please supplementally provide us with the following information:

   - Describe each of your operating segments and explain why they represent operating segments pursuant to FASB ASC 280-10-50-1; and
   - We note that on page F-38 of the Form 10-K for the year ended December 31, 2010 for Momentive Performance Materials, Inc, Silicone and Quartz are managed separately because each business requires different technology and marketing strategies. Please tell us and disclose how you manage Silicones and Quartz as of December 31, 2010. If you aggregate two or more operating segments, including but not limited to Silicone and Quartz, into any of your reportable segments, please also provide us in detail with your aggregation analysis using the criteria in FASB ASC 280-10-50-11. In doing so, please also clearly demonstrate how you determined that each operating segment in a reportable segment had similar economic characteristics to each other operating segment in that reportable segment.

Financial Statements – Momentive Specialty Chemicals Holdings, LLC

General

56. To the extent applicable, please address the comments above in your Momentive Specialty Chemicals Holdings, LLC financial statements.

57. We note that on January 31, 2011 Momentive Specialty Chemicals, Inc sold its Ink and Adhesive Resins (IAR) business and reflected that business as discontinued operations in its Form 10-K for the year ended December 31, 2010 filed on February 28, 2011. Please tell us what consideration you gave to restating Momentive Specialty Chemicals Holdings, LLC's financial statements for the nine months ended September 30, 2010 and

the three years ended December 31, 2009 to reflect IAR as discontinued operations as required by ASC 205-45-3.

1. Background and Basis of Presentation

Momentive Combination, page F-70

58. You disclosed that the assets and liabilities formerly of Borden Chemicals, Inc. are reported on the historical basis of accounting in the Form 10-Q for the quarterly period ended September 30, 2010. However, the assets and liabilities formerly of Borden Chemicals, Inc. in these unaudited financial statements have been accounted for by the purchase method of accounting as of the date of the acquisition of Borden Chemicals, Inc. by Apollo. Please expand your disclosures to clarify for readers why you are reporting the assets and liabilities formerly of Borden Chemicals, Inc by the purchase method of accounting when these assets and liabilities were previously reported on the historical basis of accounting in the Form 10-Q filed on November 3, 2010.   In this regard, we note Momentive Specialty Chemicals Inc.'s publicly held debt. Provide similar disclosure in the annual financial statements of Momentive Specialty Chemicals Holdings, LLC.

Note 4. Related Party Transactions, page F-73

Financing Arrangements, page F-73

59. We note that at September 30, 2010, the Company determined that the commitment to purchase $200 million in preferred units of Momentive Specialty Chemicals Holdings LLC is an equity instrument. We further note that as a result of the Momentive Combination, this commitment has been amended to purchase $200 million preferred units of Momentive Holdco. As disclosed on page F-17 of Momentive Holdco's financial statements, Momentive Holdco has determined that because dividends accumulate, the amount of dividends that accumulated for the period subsequent to the Momentive Combination have been included in the Net loss attributable to Momentive Performance Materials Holdings LLC to arrive at Net loss attributable to common units holders for the purpose of calculating earnings per share. Please tell us why the Company has not recognized similar accumulated dividends from the commitment date until September 30, 2010. Address this comment as it relates to your annual financial statements as well.

<u>Momentive Performance Materials, Inc.</u>

<u>Form 10-K For the Year Ended December 31, 2010</u>

<u>General</u>

60. To the extent applicable, please confirm that in future filings you will address each comment above as it relates to your Form 10-K.

<u>2010 Overview and Business Outlook, page 29</u>

61. You state that you achieved significantly higher profitability and strong results during 2010. These statements appear to be based on non-GAAP results. Please provide more prominent disclosures of your results as determined under US GAAP.

<u>Financial Statements</u>

<u>Note (19) Guarantor and Nonguarantor Condensed Consolidated Financial Statements, page F-41</u>

<u>Condensed Consolidated Balance Sheets, pages F-42 to F-44</u>

62. Please tell us why your 2010 and 2009 Total Momentive Performance Materials Inc. equity (deficit) as reflected in your Parent column does not agree to the 2010 and 2009 Total Momentive Performance Materials Inc. (deficit) as reflected in your Consolidated Balance Sheet on page F-4.

<u>Condensed Consolidated Statement of Operations for the year ended December 31, 2010, 2009 and 2008, pages F-45 to F-47</u>

63. Please tell us why your 2010, 2009 and 2008 net income (loss) attributable to Momentive Performance Materials Inc. under your Parent column does not agree to the amounts reflected under the same caption in your Consolidated Statements of Operations on page F-5.

<u>Form 10-Q for the Period Ended April 3, 2011</u>

<u>General</u>

64. To the extent applicable, please confirm that in future filings you will address each comment above as it relates to your Form 10-Q.

Momentive Specialty Chemicals, Inc.

Form 10-K for the Year Ended December 31, 2010

General

65. To the extent applicable, please confirm that in future filings you will address each comment above as it relates to your Form 10-K.

66. Please tell us how you determined that it was not appropriate to include your ratio of earnings to fixed charges for the last five fiscal years. Refer to Item 503(d) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 30

67. Please expand/revise your discussion under results of operations for all periods to:

- When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, you indicate that the increase in cost of sales, excluding depreciation was primarily due to higher sales volume of 23.6% and inflation in raw material costs of 3.2%, partially offset by higher factory leverage, savings from restructuring and cost actions and deflation in energy related costs without quantifying the impact of the other factors mentioned. You also do not provide any insight into how these factors impacted cost of sales, excluding depreciation. This is not meant to be an all-inclusive list of where improvements could be made to expand your explanations. Please revise your MD&A accordingly to separately quantify the specific reasons for fluctuations between all periods presented wherever possible; and
- Provide a more robust explanation for the changes in your segment results. Please also quantify the business reasons for changes in your segment results. For example, you indicate that the decline in cost of sales, excluding depreciation for your Quartz segment was primarily due to lower sales volume and savings from restructuring and cost actions partially offset by unfavorable factory leverage without further explanation or quantification. It is not clear to what extent lower sales volume, savings from restructuring and costs actions or unfavorable leverage impacted the change in cost of sales, excluding depreciation.

Form 10-Q For the Period Ended March 31, 2011

General

68. To the extent applicable, please confirm that in future filings you will address each comment above as it relates to your Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene at (202) 551-3733 or, in his absence, Jeanne Baker, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: William Kuesel, Esq. (*via facsimile at* (212) 326-2061)
        O'Melveny & Myers LLP
        7 Times Square
        New York, NY 10036